JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

May 4, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2008 filed September 25, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2008 filed November 14, 2008

Form 10-Q for the Fiscal Quarter Ended December 31, 2008 filed February 17, 2009

File No. 001-33630

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated April 14, 2009.

1.  With respect to comment no. 1 and the Company’s inconsistency with respect to the File Number identified on the Company’s reports filed with the Commission:

Please be advised that on all future filings with the Commission, the file number 001-33630 will appear on all future reports filed with the Commission.

2.  With respect to comment No. 2 and the Company’s filing status as either a non-accelerated filer or a smaller reporting company:

The Company is a smaller reporting company.  The Company will undertake to file all future reports with the Commission as a smaller reporting company for so long as the Company falls within the definition as a smaller reporting company.

The determination of a reporting Company’s status as an accelerated filer, non-accelerated filer or smaller reporting company is determined as of the last business day of its most recently completed second fiscal quarter. With respect to Paramount, the date for determining the Company’s reporting status is December 31. The closing bid price of the Company’s common stock on December 31, 2008 was $0.46. The low bid price of the Company’s common stock on December 31, 2008 was $0.42 and the high bid price on the same date was $0.55.

On December 31, 2008 the Company had 61,816,551 issued and outstanding shares of common stock. Even assuming that no shares of common stock were held by affiliates, the total market capitalization as of December 31, 2008 was $28.43 million using the closing bid price and approximately $34 million using the highest quoted reported bid price of the Company’s common stock. As such, the Company complies with the definition of a smaller reporting company. Based upon the foregoing determination, the required two year financial statements included with the Form 10-K as filed is in compliance with applicable reporting and disclosure guidelines.

3.  In response to comment No. 3 with respect to the high and low sales price of the Company’s Common Stock:

 The Company has amended its annual report to disclose the high and low sales prices for the Company’s common stock for each full quarterly period within the Company’s two most recent fiscal years.

4.  With respect to comment No. 4 and the financial data related to the periods from the Company’s inception (March 25, 2005) through June 30, 2008:

We have confirmed with Cinnamon Jang Willoughby & Company that the financial data related to the period from inception (March 29, 2005) through June 30, 2009 were in fact audited.  The audit opinion has been revised and is included with the Company’s amended annual report.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Paramount Gold and Silver Corp.

Paramount Gold and Silver Corp.

(Stationary)

May 4, 2009

Securities and Exchange Commission

Washington, D.C.

The undersigned, on behalf of Paramount Gold and Silver Corp. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Christopher Crupi

Christopher Crupi

Chief Executive Officer